As filed with the U.S. Securities and Exchange Commission on October 16, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
TELECOM ARGENTINA S.A.
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 212-319-7600
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing   on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five Class B Ordinary Shares, nominal value P$1.00 each of Telecom Argentina S.A.	50,000,000	$0.05	$2,500,000	$267.50

(1)	Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph, bottom of Face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

	Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Telecom Argentina S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS
(a)(1) Deposit Agreement dated as of November 8, 1994 among Telecom Argentina S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 33-86048 which is incorporated herein by reference.

(a)(2) Amendment No. 1 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 333-7452 which is incorporated herein by reference.

(a)(3) Form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

(e) Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 16, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Telecom Argentina S.A.certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 12, 2006.

Telecom Argentina S.A.

By: /s/Amadeo Ramón Vázquez
Name: Amadeo Ramón Vázquez
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Carlos Felices and Valerio Cavallo, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of October 12, 2006.

Name	Title:

/s/Carlos Felices	Chief Executive Officer
Carlos Felices

/s/Valerio Cavallo	Controller, Principal Accounting Officer and Chief Financial Officer
Valerio Cavallo

/s/Amadeo Ramón Vázquez	Chairman of the Board of Directors
Amadeo Ramón Vázquez

/s/Gerardo Werthein	Vice Chairman of the Board of Directors
Gerardo Werthein

/s/Oscar Carlos Cristianci	Director
Oscar Carlos Cristianci

/s/Raúl Antonio Miranda	Director
Raúl Antonio Miranda

/s/Julio Pedro Naveyra	Director
Julio Pedro Naveyra

/s/Jorge Alberto Firpo	Director
Jorge Alberto Firpo

/s/Scott A. Ziegler	Authorized Representative in the United States
Scott A. Ziegler

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification